UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 03 , 2008

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement
Financial statement for the period 1 January 2008 to 30 September 2008

30 October 2008

Novo Nordisk increased operating profit by 15% in the first nine months of 2008
Expectations for growth in full-year operating profit raised to 32–35%

•	Novo Nordisk increased sales by 13% in local currencies and by 7% in Danish kroner due to a negative currency development.
o Sales of modern insulins increased by 29% (22% in Danish kroner).
o Sales of NovoSeven® increased by 14% (6% in Danish kroner).
o Sales of Norditropin® increased by 13% (8% in Danish kroner).
o Sales in North America increased by 18% (5% in Danish kroner).
o Sales in International Operations increased by 21% (13% in Danish kroner).
•	Gross margin improved by 1.2 percentage points in local currencies and by 0.3 percentage points in Danish kroner to 77.0% in the first nine months of 2008, reflecting continued productivity improvements and a negative currency impact of around 0.9 percentage points.

•	Operating profit increased by 15% to DKK 8,999 million. Adjusted for the impact from currencies, underlying operating profit increased by more than 25%.
•	Net profit decreased by 3% to DKK 7,315 million due to the non-recurring tax exempt income of DKK 1.4 billion recorded in the second quarter of 2007 from Novo Nordisk’s divestment of Dako’s business activities. Excluding the effect from the non-recurring income, net profit increased by 19%.

•	For 2008, the expectation for reported operating profit growth is increased by around 10 percentage points to 32–35%, primarily reflecting a significant positive development in Novo Nordisk’s key invoicing currencies as well as lower operational costs.

•	Novo Nordisk has achieved clinical proof of concept with a new generation of insulins, NN5401 and NN1250 and intends to initiate phase 3 clinical development in the second half of 2009.

Lars Rebien Sørensen, president and CEO, said: “We are pleased with the way our business has developed during the first nine months. This allows us to raise guidance for full-year 2008 operating profit growth. Furthermore, our preliminary plans for 2009 indicate continued double-digit growth in both sales and operating profit.”

Company Announcement no 68 / 2008	Page 1 of 21
Financial statement for the period 1 January 2008 to 30 September 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Financial statement for the first nine months of 2008

This interim report has been prepared in accordance with International Financial Reporting Standards (IFRS). The accounting policies used in the interim report are consistent with those used in the Annual Report 2007. The interim report has not been audited.

Amounts in DKK million, except average number of shares outstanding, earnings per share and full-time employees.

			% change
			9M 2007
Income statement	9M 2008	9M 2007	to 9M 2008

Sales	32,970	30,885	7%
Gross profit	25,397	23,693	7%
Gross margin	77.0%	76.7%

Sales and distribution costs	9,308	9,151	2%
Percent of sales	28.2%	29.6%
Research and development costs	5,417	5,125	6%
- hereof costs related to discontinuation of pulmonary diabetes
projects	325	-
Percent of sales	16.4%	16.6%
Administrative expenses	1,886	1,831	3%
Percent of sales	5.7%	5.9%
Licence fees and other operating income	213	229	-7%

Operating profit	8,999	7,815	15%
Operating margin	27.3%	25.3%

Net financials	626	1,809	-65%
Profit before tax	9,625	9,624	0%

Net profit	7,315	7,545	-3%
Net profit margin	22.2%	24.4%

Other key numbers

Depreciation, amortisation and impairment losses	1,690	1,611	5%
Capital expenditure	990	1,549	-36%
Cash flow from operating activities	9,659	7,489	29%
Free cash flow	8,594	5,814	48%
Total assets	48,990	48,423	1%
Equity	32,173	33,161	-3%
Equity ratio	65.7%	68.5%

Average number of shares outstanding (million) – diluted	622.8	638.6	-2%

Diluted earnings per share (in DKK)	11.74	11.82	-1%
Full-time employees at the end of the period	26,360	25,206	5%

Company Announcement no 68 / 2008	Page 2 of 21
Financial statement for the period 1 January 2008 to 30 September 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Sales development by segments
Sales increased by 13% measured in local currencies and by 7% in Danish kroner. Growth was realised within both diabetes care and biopharmaceuticals, and the primary growth contribution originated from the modern insulins.

	Sales	Growth	Growth	Share of
	9M 2008	as	in local	growth
	DKK	reported	currencies	in local
	million			currencies
The diabetes care segment
Modern insulins	12,289	22%	29%	75%
Human insulins	8,711	(8%)	(4%)	(10%)
Insulin-related products	1,367	5%	10%	3%
Oral antidiabetic products	1,789	9%	17%	7%
Diabetes care – total	24,156	7%	13%	75%
The biopharmaceuticals segment
NovoSeven®	4,622	6%	14%	16%
Norditropin®	2,805	8%	13%	9%
Other products	1,387	(5%)	1%	0%
Biopharmaceuticals – total	8,814	5%	12%	25%
Total sales	32,970	7%	13%	100%

Sales development by regions
In the first nine months of 2008, sales growth was realised in all regions. The main contributors to growth were North America and International Operations, providing 47% and 29% respectively of the total sales growth measured in local currencies. Europe contributed 22% and Japan & Oceania 2% of the sales growth.

Diabetes care
Sales of diabetes care products increased by 13% measured in local currencies and by 7% in Danish kroner to DKK 24,156 million compared to the first nine months of 2007.

Modern insulins, human insulins and insulin-related products
Sales of modern insulins, human insulins and insulin-related products in the first nine months of 2008 increased by 13% measured in local currencies and by 7% in Danish kroner to DKK 22,367 million compared to the same period last year. All regions contributed to growth measured in local currencies, with North America and International Operations having the highest growth rates. Novo Nordisk continues to be the global leader with 52% of the total insulin market and 44% of the modern insulin market, both measured by volume.

Sales of modern insulins increased by 29% in local currencies and by 22% in Danish kroner to DKK 12,289 million. Sales of Levemir® increased by 61% in local currencies compared to the first nine months of 2007. All regions realised solid growth rates for the modern insulins, with North America and Europe as the primary contributors to growth. Sales of modern insulins now constitute 59% of Novo Nordisk’s sales of insulin.

Company Announcement no 68 / 2008	Page 3 of 21
Financial statement for the period 1 January 2008 to 30 September 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Sales of human insulin decreased by 4% in local currencies and by 8% in Danish kroner to DKK 8,711 million, mainly reflecting a continued robust conversion to modern insulins in all regions.

North America
Sales in North America increased by 21% in local currencies in the first nine months of 2008 and by 8% in Danish kroner, reflecting solid penetration of the modern insulins Levemir®, NovoLog® and NovoLog® Mix 70/30. Novo Nordisk maintains its leadership position in the US insulin market with 42% of the total insulin market and 32% of the modern insulin market, both measured by volume. In the US market, the amount of insulin delivered in prefilled and durable devices is increasing but is still only approaching 20% measured in volume and 30% measured in value.

Europe
Sales in Europe increased by 7% in local currencies and by 6% measured in Danish kroner, reflecting continued progress in the portfolio of modern insulins. Novo Nordisk holds 56% of the total insulin market and 51% of the modern insulin market, both measured by volume, and continues to capture the main share of growth in the modern insulin market.

International Operations
Sales within International Operations increased by 19% in local currencies and by 12% in Danish kroner. In the first nine months of 2008, sales of modern insulins continued to be a significant contributor to growth in the region, led by China and Turkey. Furthermore, sales of human insulins continue to add to overall growth in the region, driven by China.

Japan & Oceania
Sales in Japan & Oceania increased by 3% in local currencies and by 2% measured in Danish kroner. The sales development reflects sales growth for the modern insulins NovoRapid®, NovoRapid Mix® 30 and Levemir®. Levemir® was launched in December 2007 in Japan and has a current volume market share of around 18% of the long-acting insulin market in Japan. Novo Nordisk holds 72% of the total insulin market in Japan and 64% of the modern insulin market, both measured by volume.

Oral antidiabetic products (NovoNorm®/Prandin®)
In the first nine months of 2008, sales of oral antidiabetic products increased by 17% in local currencies and by 9% in Danish kroner to DKK 1,789 million compared to the first nine months of 2007. This primarily reflects increased sales in International Operations and North America followed by Europe.

Biopharmaceuticals
In the first nine months of 2008, sales of biopharmaceutical products increased by 12% measured in local currencies and by 5% measured in Danish kroner to DKK 8,814 million compared to the first nine months of 2007.

NovoSeven®
Sales of NovoSeven® increased by 14% in local currencies and by 6% in Danish kroner to DKK 4,622 million compared to the first nine months of 2007. Sales growth for NovoSeven® was primarily realised in North America followed by International Operations and Europe. The sales growth for NovoSeven® primarily reflects increased sales in the congenital bleeding disorder indications, and treatment of spontaneous bleeds for congenital inhibitor patients remains the

Company Announcement no 68 / 2008	Page 4 of 21
Financial statement for the period 1 January 2008 to 30 September 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

largest area of use. Sales of NovoSeven® in International Operations in the first nine months of 2008 were positively impacted by the timing of tender sales compared to the same period in 2007. Sales of NovoSeven® in the US were positively impacted by a minor inventory build-up in relation to the launch of room temperature-stable NovoSeven®.

Norditropin®
Sales of Norditropin® (ie growth hormone in a liquid, ready-to-use formulation) increased by 13% measured in local currencies and by 8% measured in Danish kroner to DKK 2,805 million. Growth was realised in all regions, with North America as the primary contributor. Novo Nordisk continues to gain market share in the global growth hormone market and has the second-largest global market share of 24% measured by volume.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT)-related products, increased by 1% in local currencies and decreased by 5% in Danish kroner to DKK 1,387 million. This development reflects global sales growth for Vagifem®, a locally administered HRT product, offset by generic competition in the US to Activella®, a continuous-combined HRT product.

Costs, licence fees and other operating income
The cost of goods sold was DKK 7,573 million in the first nine months of 2008, representing a gross margin of 77.0% compared to 76.7% in the same period last year. Excluding the impact from currency developments, primarily reflecting the lower value of the US dollar and the British pound versus the Danish krone compared to the first nine months of 2007, the gross margin in the first nine months of 2008 was 77.9%. This improvement primarily reflects improved production efficiency.

In the first nine months of 2008, total non-production-related costs increased by 3% to DKK 16,611 million compared to the same period last year. Sales and distribution costs increased by 2%, reflecting the combined effect of a provision related to an antidumping case in Brazil recorded in the first quarter of 2007, and increased US costs in the first nine months of 2008 related to the expanded sales force. Research and development costs increased by 6%, reflecting an increased level of activity in late-stage clinical development as well as the non-recurring costs related to the discontinuation of AERx® and other pulmonary diabetes projects.

Licence fees and other operating income of DKK 213 million in the first nine months of 2008 represent a decrease of 7% compared to the same period last year, which was positively impacted by a non-recurring income from the out-licensing of an oral antidiabetic compound (OAD).

Net financials
Net financials showed a net income of DKK 626 million in the first nine months of 2008 compared to a net income of DKK 1,809 million in the same period last year, where a non-recurring and tax-exempt income of DKK 1.4 billion from the divestment of the ownership of Dako’s business activities was recorded.

Included in net financials is the result from associated companies with an expense of DKK 128 million, primarily related to Novo Nordisk’s share of losses in ZymoGenetics, Inc., partly

Company Announcement no 68 / 2008	Page 5 of 21
Financial statement for the period 1 January 2008 to 30 September 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

countered by an additional income of around DKK 50 million recorded in 2008 related to the divestment of the business activities in Dako in 2007.

The net effect of foreign exchange hedging was an income of DKK 671 million compared to an income of DKK 664 million in the same period of 2007. This development reflects gains on foreign exchange hedging activities due to the lower value of especially US dollars versus Danish kroner. As a result of the significant positive development in Novo Nordisk’s main invoicing currencies, a foreign exchange hedging loss of around DKK 500 million has been deferred, as per 30 September 2008, for future expense recognition, primarily in 2009.

Free cash flow
The free cash flow for the first nine months of 2008 was realised at DKK 8,594 million compared to DKK 5,814 million in the first nine months of 2007. The increase in free cash flow is primarily related to the higher cash contribution from operating activities and the lower investment level in the first nine months of 2008 compared to the same period last year.

Outlook
The current expectations for 2008 are summarised and compared to the previous expectations in the table below (changes highlighted in bold and italic):

Expectations are as reported, if not	Current expectations	Previous expectations
otherwise stated	30 October 2008	7 August 2008

Sales growth
- in local currencies	11–13%	11–13%
- as reported	Around 3 percentage points	Around 6 percentage points
	lower	lower

Operating profit growth
- underlying	More than 25%	Around 25%
- as reported	32–35%	22–25%

Net financial income	DKK 350 million	DKK 800 million

Effective tax rate	Approximately 24%	Approximately 24%

Capital expenditure	Around DKK 1.5 billion	Lower than DKK 2 billion

Depreciation, amortisation and
impairment losses	Around DKK 2.4 billion	Around DKK 2.5 billion

Free cash flow	Around DKK 9.5 billion	Around DKK 8.5 billion

Novo Nordisk still expects a sales growth for 2008 of 11–13% measured in local currencies whereas reported sales growth is now expected to be around 3 percentage points lower, given the current level of exchange rates.

The expectation for growth in reported operating profit for 2008 is increased by around 10 percentage points to 32–35%. This primarily reflects a positive impact from the recent significant appreciation of Novo Nordisk’s main invoicing currencies and lower operational costs, partly countered by costs related to the employee share programme as well as costs related to the discontinuation of the phase 3 study with Norditropin® in dialysis patients with low serum albumin. The forecast includes lowered non-recurring costs in relation to the discontinuation of all pulmonary diabetes projects (reduced from DKK 400 million to DKK 325 million).

Company Announcement no 68 / 2008	Page 6 of 21
Financial statement for the period 1 January 2008 to 30 September 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Adjusted for the impact from currency and the non-recurring costs related to the discontinuation of all pulmonary diabetes projects in 2007 and 2008, the expectation for underlying operating profit is now increased to a growth of more than 25%.

For 2008, Novo Nordisk now expects a net financial income of DKK 350 million, reflecting the significant foreign exchange hedging gains in the first nine months of 2008, primarily related to the US dollar, partly being offset by the expected hedging losses in the fourth quarter of 2008 related to the recent significant appreciation of key invoicing currencies.

The expectation for the effective tax rate for 2008 is still 24%.

Capital expenditure is now expected to be around DKK 1.5 billion in 2008 whereas depreciations, amortisation and impairment losses are now expected to be around DKK 2.4 billion. Free cash flow is now expected to be around DKK 9.5 billion, primarily explained by higher operating profit expectations and the expected lower level of investments.

With regard to the financial outlook for 2009 it is Novo Nordisk’s intention to provide detailed guidance on expectations in connection with the full-year release of financial results for 2008, scheduled for 29 January 2009. At present, the preliminary plans for 2009 indicate both sales growth and operating profit growth at the level of 10% measured in local currencies. The reported sales growth for 2009 is expected to be around 8 percentage points higher and the reported operating profit growth is expected to be at least 15 percentage points higher due to an expected positive currency impact following the recent significant appreciation of Novo Nordisk’s main invoicing currencies. These preliminary plans reflect expectations of a continued solid penetration of the portfolio of modern insulins as well as progress for the key products within biopharmaceuticals, but also an expectation of continued intense competition in both the diabetes care and biopharmaceuticals areas. The preliminary plans for growth in operating profit in 2009 also reflect a continued improvement of the gross margin as well as increased spending for sales and distribution relative to sales due to an expected high level of sales and marketing activities for primarily liraglutide and the modern insulins.

All of the above expectations are provided that currency exchange rates, especially the US dollar and related currencies, remain at the current level (USD 583, GBP 936, JPY 6.01 as of 29 October 2008) versus the Danish krone for the rest of 2008 and throughout 2009. Please refer to appendix 7 for an outline of the assumptions for key currencies and operating profit sensitivity for 2008 and 2009.

Novo Nordisk has hedged expected net cash flows in relation to US dollars, Japanese yen and British pounds for 15, 14 and 13 months respectively. The financial impact from foreign exchange hedging is included in ‘Net financials’. Provided the currency exchange rates remain at the current level throughout 2009, it is expected that the significant positive impact on reported operating profit will be offset by a similar significant foreign exchange hedging loss.

Research and development update

Diabetes care
Novo Nordisk is the only company with a new generation of insulins in full clinical development. The ambition is to further improve the treatment success rate, tolerability and convenience of insulin therapy for people with type 1 or type 2 diabetes. Novo Nordisk has

Company Announcement no 68 / 2008	Page 7 of 21
Financial statement for the period 1 January 2008 to 30 September 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

made significant progress in this area and has recently finalised two phase 2 studies with NN1250, a long-acting insulin analogue with a potential duration of action of more than 24 hours, and two phase 2 studies with NN5401, a neutral, soluble dual-acting insulin analogue preparation also with a potential duration of action of more than 24 hours. NN1250 was investigated in both type 1 and type 2 diabetes, whereas NN5401 was investigated in type 2 diabetes alone. NN1250 was studied in trials where insulin glargine served as insulin comparator whereas NN5401 was studied in trials where NovoMix® 30 and insulin glargine served as insulin comparators. In total, around 700 patients were enrolled in the four treat-to-target studies and all patients were treated for 16 weeks.

The headline data from the four studies show promising proof-of-concept results for both of the new insulins in terms of safe and long-lasting blood glucose lowering. Between half and two-thirds of people with type 2 diabetes treated with NN5401 achieved HbA1c levels below 7% with no incidences of hypoglycaemia during the last four weeks of treatment. For people with type 2 diabetes treated with once-daily NN1250, around half achieved HbA1c levels below 7% without occurrence of hypoglycaemia in the last four weeks of treatment. In the type 2 diabetes trial three weekly injections of NN1250, every Monday, Wednesday and Friday, were also compared to once-daily basal insulin. The blood glucose control achieved after three weekly NN1250 injections was found to be similar to that in the once-daily basal insulin arm, highlighting the very long action profile of NN1250.

Importantly, both insulins, NN5401 and NN1250, appear to be safe and well tolerated. Based on the positive phase 2 data, Novo Nordisk will now start a dialogue with the regulatory agencies regarding the design of the phase 3 programmes. Novo Nordisk plans to initiate phase 3 studies with both NN1250 and NN5401 in the second half of 2009.

At the annual meeting of the Canadian Diabetes Association in October, Novo Nordisk presented detailed results from the 26-week LEAD™ 6 phase 3b study in which the safety and efficacy of liraglutide, the once-daily human GLP-1 analogue, was compared to twice-daily exenatide in people with type 2 diabetes. As previously communicated, the study showed that patients treated with liraglutide achieved a statistically significantly better blood glucose control, compared to patients receiving exenatide treatment.

At its Capital Markets Day on 26 September, Novo Nordisk presented headline data from a 14-week extension of the LEAD™ 6 study. After an initial 26 weeks of treatment with either liraglutide or exenatide in the LEAD™ study, 376 patients with type 2 diabetes entered this 14-week non-randomised extension study where all patients received liraglutide. Patients from the initial liraglutide treatment arm continued previous treatment at an unchanged dose while patients from the initial exenatide treatment arm were switched to liraglutide 1.8 mg once daily, following a two-week dose escalation period. The study showed that patients who switched from exenatide to liraglutide experienced a reduction in HbA1c of 0.3 percentage points, a decrease in fasting plasma glucose of 0.9 mmol/l, a weight loss of approximately 1 kg as well as a reduction in systolic blood pressure of close to 4 mmHg – all differences being statistically significant. Furthermore, the tolerability profile of liraglutide was confirmed in the LEAD™ 6 extension.

As previously communicated, the phase 3 programme for liraglutide in obesity is expected to be initiated before the end of 2008 and will include 4,500–5,000 patients. One-year data from the study is expected in early 2011.

Company Announcement no 68 / 2008	Page 8 of 21
Financial statement for the period 1 January 2008 to 30 September 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Biopharmaceuticals
Novo Nordisk has decided to discontinue the phase 3 study with Norditropin® in dialysis patients with low serum albumin (LSAD) which was started in July 2007. The decision to discontinue the study is not due to safety concerns. The discontinuation is based on an analysis of the significant delay in recruitment of patients for the study which is expected to have a negative impact on the outcome of the study. The analysis shows that the study is not expected to be completed before 2012 or potentially later and that actions undertaken to accelerate patient recruitment have not been sufficiently successful. The primary endpoint in the study is mortality and the plan was to enrol around 2,500 patients.

Novo Nordisk regrets the inconvenience this may cause to patients, doctors and medical staff, and is grateful to all who took part in the study. Novo Nordisk will do its utmost to ensure a smooth trial closure for the involved patients and clinical centres. In the study, growth hormone or placebo treatment has been added in addition to existing treatment, not as a replacement for another treatment. Novo Nordisk expects to finalise the discontinuation of the study during the first half of 2009.

Novo Nordisk is finalising the analysis of results from the phase 3 trial with NovoSeven® for the treatment of bleeding in patients with severe trauma. As previously announced the trial was discontinued earlier this year based on the results of an analysis for futility conducted by the independent Data Monitoring Committee. In total 541 patients with severe trauma completed the trial. The primary efficacy endpoint was 30-day mortality and the results show that there was no statistical difference between the mortality outcome for patients treated with NovoSeven® and placebo. As seen in previous trials with NovoSeven® in trauma, patients treated with NovoSeven® in this trial received statistically significantly fewer transfusions at 24 and 48 hours compared to placebo, thereby confirming its haemostatic effect. The safety profile of NovoSeven® was consistent with previous trials of NovoSeven® in critical bleeds. Novo Nordisk expects to publish detailed results from the phase 3 trial in peer-reviewed journals and at scientific conferences in 2009.

At the Capital Markets Day, Novo Nordisk provided an update of the haemostasis strategy including plans for extending activities into general haemophilia. This was underpinned by the announcement that phase 1 studies are expected to be initiated with a recombinant factor VIII compound and a long-acting recombinant factor IX compound during 2008 and 2009 respectively. Additionally, it was announced that the long-acting recombinant FVIIa derivative NN7128 has completed phase 1 and that a phase 2 study is expected to be initiated in 2009.

Within haemostasis Novo Nordisk also announced that the phase 3 study with recombinant FXIII in congenital factor XIII deficiency was initiated in August 2008. In addition, it was announced that a phase 2 study with recombinant factor XIII within prevention of bleeding in cardiac surgery is expected to be initiated in 2009.

Finally, at the Capital Markets Day, Novo Nordisk provided an update on the progress in the area of inflammation research and announced the progression of the first two projects, anti-IL-20 and anti-C5aR, to phase 1 clinical development.

Equity
Total equity was DKK 32,173 million at the end of the first nine months of 2008, equal to 65.7% of total assets, compared to 67.4% at the end of 2007. Please refer to appendix 6 for further elaboration of changes in equity during the first nine months of 2008.

Company Announcement no 68 / 2008	Page 9 of 21
Financial statement for the period 1 January 2008 to 30 September 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Treasury shares and share repurchase programme
As per 29 October 2008, Novo Nordisk A/S and its wholly-owned affiliates owned 24,201,460 of its own B shares, corresponding to 3.8% of the total share capital. In 2008, Novo Nordisk has so far repurchased 12,605,207 B shares equal to a cash value of DKK 3.9 billion. Novo Nordisk still expects to repurchase B shares equal to a cash value of around DKK 4.7 billion in 2008 and around DKK 5 billion in 2009. In 2006 and 2007, Novo Nordisk repurchased B shares equal to a total cash value of DKK 7.8 billion.

Employee shares
As the opportunity to buy and own shares in Novo Nordisk is evaluated to have a positive impact on attraction, engagement and retention of employees worldwide, the Board of Directors has approved a global employee share programme to be implemented in November 2008. In Denmark each employee will get the opportunity to buy up to 100 B shares at a price of DKK 150. The shares will be tied up until 2014. Outside of Denmark each employee will be granted 50 restricted stock awards at a price of nil. The release of the awards will require employment for a three-year period following grant.

The global employee share programme is expected to include approximately 1.8 million shares and will be covered by the existing holding of treasury shares. The operating cost effect for 2008 is expected to be approximately DKK 200 million and for each of the years 2009–2011 approximately DKK 50 million.

Sustainability issues update

Call for Action initiative to improve conditions for women with diabetes
In support of the Danish Government’s global Call for Action on the United Nation’s Millennium Development Goal 3 – Promote gender equality and equal opportunities – Novo Nordisk has committed to address the impact of diabetes on women’s empowerment and development. A first step was a roundtable meeting in New York in September, co-hosted with the Danish Minister for Development Cooperation Ms Ulla Tørnæs, the Global Alliance for Women’s Health and the World Diabetes Foundation. The objective is to improve diabetes prevention, diagnosis and treatment for women.

Novo Nordisk achieves high score in Dow Jones sustainability indices
In the annual update of the global benchmark for the Dow Jones family of sustainability investment indices announced in September, Novo Nordisk achieved the same high score as in 2007, a total of 84 points out of 100 and came in as the second-best pharmaceutical company in the benchmark. The analysis measures companies’ performance on three dimensions: economic, environmental and social.

Legal issues update

US hormone therapy litigation
As of 29 October 2008, Novo Nordisk Inc., as well as the majority of hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 49 individuals who allege use of a Novo Nordisk hormone therapy product. These products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). A further 39

Company Announcement no 68 / 2008	Page 10 of 21
Financial statement for the period 1 January 2008 to 30 September 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they have also used a Novo Nordisk hormone therapy product. Novo Nordisk does not have any court trials scheduled for 2008 and does not presently expect to have a trial before 2009. Novo Nordisk does not expect the pending claims to impact Novo Nordisk’s financial outlook.

Prandin® litigation
On 9 June 2005, Novo Nordisk filed in US District Court in Detroit, Michigan, a patent infringement lawsuit against Caraco Pharmaceutical Laboratories Ltd./Sun Pharmaceutical Industries Ltd. in response to their Abbreviated New Drug Application (ANDA) for repaglinide, the active ingredient in Prandin®. In their ANDA, Caraco requests approval to sell repaglinide following expiry in March 2009 of the primary US patent for repaglinide. Novo Nordisk’s lawsuit asserts that Caraco, if permitted to market generic repaglinide following the 2009 patent expiry, will induce the infringement of Novo Nordisk’s patent covering the combination of repaglinide with metformin (patent number US 6,677,358 which expires in 2018). The trial in the US District Court is scheduled to begin 12 January 2009.

Financial calendar for 2009

29 January	Financial statement for 2008
2 February	PDF version of the Annual Report 2008 available on novonordisk.com
16 February	Printed version of the Annual Report 2008
18 March	Annual General Meeting
18 March	Shareholders’ Meeting (Information meeting in Danish)
30 April	Financial statement for the first quarter of 2009
6 August	Financial statement for the first six months of 2009
29 October	Financial statement for the first nine months of 2009

Conference call details
At 13.00 CET today, corresponding to 8.00 am New York time, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available approximately one hour before on the same page.

Company Announcement no 68 / 2008	Page 11 of 21
Financial statement for the period 1 January 2008 to 30 September 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Forward-looking statement
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2007 and Form 20-F both filed with the SEC in February 2008, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements.

Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘guidance’, ‘project’, ‘anticipate’, ‘can’, ‘intend’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward looking statements. Examples of such forward-looking statements include, but are not limited to (i) statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product introductions and product approvals as well as cooperations in relation thereto, (ii) statements containing projections of revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials, (iii) statements of future economic performance, future actions and outcome of contingencies such as legal proceedings, and (iv) statements of the assumptions underlying or relating to such statements. In this document, examples of forward-looking statements can be found on the first page and under the headings ‘Outlook’, ‘Research and development update’ and ‘Legal issues update’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those in this document, could cause actual results to differ materially from those contained in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions including interest rate and currency exchange rate fluctuations, delay or failure of development projects, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance. Please also refer to ‘Business strategy, opportunities and key risks’ on pp 8–9 of the Annual Report 2007 available on our website (novonordisk.com).

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Company Announcement no 68 / 2008	Page 12 of 21
Financial statement for the period 1 January 2008 to 30 September 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Management statement
Today, the Board of Directors and Executive Management reviewed and approved the interim report and accounts of Novo Nordisk A/S for the first nine months of 2008.

The interim report and accounts have been prepared in accordance with International Financial Reporting Standards and the additional Danish disclosure requirements applying to listed companies’ interim reports and accounts.

In our opinion the accounting policies used are appropriate and the overall presentation of the interim report and accounts is adequate. Furthermore, in our opinion the management review includes a fair review of the development and performance of the business and the financial position of the group, together with a description of the material risks and uncertainties the group faces.

Bagsværd 30 October 2008

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen

Board of Directors:

Sten Scheibye	Göran A Ando
Chairman	Vice chairman

Kurt Briner	Henrik Gürtler	Johnny Henriksen

Pamela Kirby	Anne Marie Kverneland	Kurt Anker Nielsen
Søren Thuesen Pedersen	Stig Strøbæk	Jørgen Wedel

Company Announcement no 68 / 2008	Page 13 of 21
Financial statement for the period 1 January 2008 to 30 September 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Contacts for further information

Media:	Investors:
Mike Rulis	Mads Veggerby Lausten
Tel: (+45) 4442 3573	Tel: (+45) 4443 7919
E-mail: mike@novonordisk.com	E-mail: mlau@novonordisk.com

Hans Rommer
Tel: (+45) 4442 4765
In North America:	E-mail: hrmm@novonordisk.com

Sean Clements
Tel: (+1) 609 514 8316	Kasper Roseeuw Poulsen
E-mail: secl@novonordisk.com	Tel: (+45) 4442 4471
E-mail: krop@novonordisk.com

Further information on Novo Nordisk is available on the company’s internet homepage at the address: novonordisk.com

Company Announcement no 68 / 2008	Page 14 of 21
Financial statement for the period 1 January 2008 to 30 September 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 1: Quarterly numbers in DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding.)

								% change
	2008			2007				Q3 2008 vs
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2007

Sales	11,246	11,110	10,614	10,946	10,504	10,563	9,818	7%
Gross profit	8,640	8,556	8,201	8,345	7,990	8,205	7,498	8%
Gross margin	76.8%	77.0%	77.3%	76.2%	76.1%	77.7%	76.4%
Sales and distribution costs	3,155	3,178	2,975	3,220	2,993	3,110	3,048	5%
Percent of sales	28.1%	28.6%	28.0%	29.4%	28.5%	29.4%	31.0%
Research and development costs	1,579	1,980	1,858	3,413	1,724	1,754	1,647	-8%
- Hereof costs related to discontinuation of all pulmonary projects*	50	(155)	(220)	(1,325)	-	-	-
Percent of sales	14.0%	17.8%	17.5%	31.2%	16.4%	16.6%	16.8%
Percent of sales (excl. AERx ®)**	14.5%	16.4%	15.4%	19.1%	16.4%	16.6%	16.8%
Administrative expenses	633	626	627	677	623	594	614	2%
Percent of sales	5.6%	5.6%	5.9%	6.2%	5.9%	5.6%	6.3%
Licence fees and other operating income (net)	51	74	88	92	31	60	138	65%
Operating profit	3,324	2,846	2,829	1,127	2,681	2,807	2,327	24%
Operating margin	29.6%	25.6%	26.7%	10.3%	25.5%	26.6%	23.7%
Operating profit (excl. AERx®)**	3,274	3,001	3,049	2,452	2,681	2,807	2,327	22%
Operating margin (excl. AERx ®)**	29.1%	27.0%	28.7%	22.4%	25.5%	26.6%	23.7%
Share of profit/(loss) in associated companies	(58)	(3)	(67)	0	(57)	1,350	(60)	-
Financial income	306	429	474	375	322	297	309	-5%
Financial expenses	66	21	368	155	90	60	202	-27%
Profit before income taxes	3,506	3,251	2,868	1,347	2,856	4,394	2,374	23%
Net profit	2,664	2,471	2,180	977	2,184	3,652	1,709	22%
Depreciation, amortisation and impairment losses	560	567	563	1,396	586	516	509	-4%
Depreciation, amortisation, etc (excl. AERx®)**	560	567	563	526	586	516	509	-4%
Capital expenditure	448	328	214	719	597	508	444	-25%
Cash flow from operating activities	3,673	2,916	3,070	2,498	3,500	1,438	2,551	5%
Free cash flow	3,210	2,589	2,795	3,198	2,888	826	2,100	11%
Equity	32,173	33,046	31,251	32,182	33,161	33,475	29,676	-3%
Total assets	48,990	48,478	47,534	47,731	48,423	48,300	44,742	1%
Equity ratio	65.7%	68.2%	65.7%	67.4%	68.5%	69.3%	66.3%
Full-time employees at the end of the period	26,360	26,060	25,765	25,516	25,206	24,729	24,045	5%
Basic earnings per share (in DKK)	4.34	3.99	3.51	1.56	3.46	5.75	2.69	25%
Diluted earnings per share (in DKK)	4.30	3.96	3.48	1.55	3.43	5.71	2.68	25%
Average number of shares outstanding (million)***	614.2	618.6	620.9	624.4	632.0	635.8	635.0	-3%
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)***	618.6	623.5	626.3	629.6	636.4	640.2	639.4	-3%
Sales by business segments:
Modern insulins (insulin analogues)	4,365	4,103	3,821	3,911	3,568	3,464	3,065	22%
Human insulins	2,806	2,966	2,939	3,116	3,098	3,222	3,136	-9%
Insulin-related sales	464	460	443	448	445	437	419	4%
Oral antidiabetic products (OAD)	671	478	640	512	585	529	523	15%
Diabetes care total	8,306	8,007	7,843	7,987	7,696	7,652	7,143	8%
NovoSeven®	1,534	1,648	1,440	1,519	1,427	1,508	1,411	7%
Growth hormone therapy	941	986	878	925	878	924	784	7%
Hormone replacement therapy	394	391	385	437	414	411	406	-5%
Other products	71	78	68	78	89	68	74	-20%
Biopharmaceuticals total	2,940	3,103	2,771	2,959	2,808	2,911	2,675	5%
Sales by geographic segments:
Europe	4,305	4,400	4,061	4,348	4,036	4,035	3,931	7%
North America	3,759	3,467	3,450	3,608	3,500	3,424	3,214	7%
International Operations	2,074	2,069	2,096	1,776	1,870	1,953	1,696	11%
Japan & Oceania	1,108	1,174	1,007	1,214	1,098	1,151	977	1%
Segment operating profit:
Diabetes care	1,963	1,510	1,672	(75)	1,487	1,600	1,247	32%
Diabetes care (excl. AERx®)**	1,913	1,665	1,892	1,250	1,487	1,600	1,247	29%
Biopharmaceuticals	1,361	1,336	1,157	1,202	1,194	1,207	1,080	14%

*) Including costs related to the discontinuation of AERx® and all other pulmonary diabetes projects.
**) Excluding costs related to the discontinuation of AERx® and all other pulmonary diabetes projects.
***) For Q3 2008 the exact numbers of 'Average number of shares outstanding' and 'Average number of shares outstanding incl dilutive effect of options 'in the money'' are 614,225,888 and 618,666,332 respectively.

Company Announcement no 68 / 2008	Page 15 of 21
Financial statement for the period 1 January 2008 to 30 September 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 2: Quarterly numbers in EUR

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding.)
Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.

								% change
	2008			2007				Q3 2008 vs
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2007

Sales	1,508	1,489	1,424	1,468	1,411	1,418	1,317	7%
Gross profit	1,159	1,147	1,100	1,119	1,074	1,101	1,006	8%
Gross margin	76.8%	77.0%	77.3%	76.2%	76.1%	77.7%	76.4%
Sales and distribution costs	423	426	399	432	402	417	409	5%
Percent of sales	28.1%	28.6%	28.0%	29.4%	28.5%	29.4%	31.0%
Research and development costs	211	266	249	458	232	235	221	-8%
- Hereof costs related to discontinuation of all pulmonary projects*	7	(20)	(30)	(178)	-	-	-
Percent of sales	14.0%	17.8%	17.5%	31.2%	16.4%	16.6%	16.8%
Percent of sales (excl. AERx ®)**	14.4%	16.4%	15.4%	19.1%	16.4%	16.6%	16.8%
Administrative expenses	85	84	84	91	84	80	82	2%
Percent of sales	5.6%	5.6%	5.9%	6.2%	5.9%	5.6%	6.3%
Licence fees and other operating income (net)	7	10	12	12	4	8	19	65%
Operating profit	446	381	380	151	360	377	312	24%
Operating margin	29.6%	25.6%	26.7%	10.3%	25.5%	26.6%	23.7%
Operating profit (excl. AERx®)**	439	401	410	329	360	377	312	22%
Operating margin (excl. AERx ®)**	29.1%	27.0%	28.7%	22.4%	25.5%	26.6%	23.7%
Share of profit/(loss) in associated companies	(8)	0	(9)	0	(7)	181	(8)	-
Financial income	41	57	64	49	44	40	41	-5%
Financial expenses	9	3	49	21	12	8	27	-27%
Profit before income taxes	470	436	385	180	384	589	319	23%
Net profit	357	332	292	131	294	490	229	22%
Depreciation, amortisation and impairment losses	75	76	76	188	78	70	68	-4%
Depreciation, amortisation, etc (excl. AERx®)**	75	76	76	71	78	70	68	-4%
Capital expenditure	60	44	29	96	80	68	60	-25%
Cash flow from operating activities	492	391	412	335	470	193	342	5%
Free cash flow	430	347	375	430	387	111	282	11%
Equity	4,312	4,431	4,191	4,316	4,449	4,498	3,983	-3%
Total assets	6,566	6,500	6,375	6,401	6,496	6,490	6,005	1%
Equity ratio	65.7%	68.2%	65.7%	67.4%	68.5%	69.3%	66.3%
Full-time employees at the end of the period	26,360	26,060	25,765	25,516	25,206	24,729	24,045	5%
Basic earnings per share (in EUR)	0.58	0.54	0.47	0.21	0.47	0.77	0.36	25%
Diluted earnings per share (in EUR)	0.57	0.53	0.47	0.21	0.47	0.76	0.36	25%
Average number of shares outstanding (million)***	614.2	618.6	620.9	624.4	632.0	635.8	635.0	-3%
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)***	618.6	623.5	626.3	629.6	636.4	640.2	639.4	-3%
Sales by business segments:
Modern insulins (insulin analogues)	585	550	513	525	479	465	411	22%
Human insulins	376	398	394	418	416	432	421	-9%
Insulin-related sales	62	62	59	60	60	59	56	4%
Oral antidiabetic products (OAD)	90	64	86	68	79	71	70	15%
Diabetes care total	1,113	1,074	1,052	1,071	1,034	1,027	958	8%
NovoSeven®	206	221	193	204	191	203	189	7%
Growth hormone therapy	126	132	118	124	118	124	105	7%
Hormone replacement therapy	53	52	52	59	55	56	54	-5%
Other products	9	11	9	10	12	9	10	-20%
Biopharmaceuticals total	394	416	372	397	376	392	358	5%
Sales by geographic segments:
Europe	577	590	545	583	542	542	527	7%
North America	504	465	463	484	470	460	431	7%
International Operations	278	278	281	238	251	262	228	11%
Japan & Oceania	149	157	135	163	147	155	131	1%
Segment operating profit:
Diabetes care	263	203	224	(10)	200	215	167	32%
Diabetes care (excl. AERx®)**	256	223	254	168	200	215	167	29%
Biopharmaceuticals	183	179	155	162	160	162	145	14%

*) Including costs related to the discontinuation of AERx® and all other pulmonary diabetes projects.
**) Excluding costs related to the discontinuation of AERx® and all other pulmonary diabetes projects.
***) For Q3 2008 the exact numbers of 'Average number of shares outstanding' and 'Average number of shares outstanding incl dilutive effect of options 'in the money'' are 614,225,888 and 618,666,332 respectively.

Company Announcement no 68 / 2008	Page 16 of 21
Financial statement for the period 1 January 2008 to 30 September 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 3: Income statement

	9M	9M	Q3	Q3
DKK million	2008	2007	2008	2007

Sales	32,970	30,885	11,246	10,504
Cost of goods sold	7,573	7,192	2,606	2,514

Gross profit	25,397	23,693	8,640	7,990

Sales and distribution costs	9,308	9,151	3,155	2,993
Research and development costs	5,417	5,125	1,579	1,724
- hereof costs related to discontinuation of all pulmonary projects	(325)	-	50	-
Administrative expenses	1,886	1,831	633	623
Licence fees and other operating income (net)	213	229	51	31

Operating profit	8,999	7,815	3,324	2,681
Operating profit (excl. costs related to discontinuation of AERx ®)	9,324	7,815	3,274	2,681
Share of profit/(loss) in associated companies	(128)	1,233	(58)	(57)
Financial income	1,209	928	306	322
Financial expenses	455	352	66	90

Profit before income taxes	9,625	9,624	3,506	2,856

Income taxes	2,310	2,079	842	672

NET PROFIT	7,315	7,545	2,664	2,184

Basic earnings per share (DKK)	11.84	11.90	4.34	3.46
Diluted earnings per share (DKK)	11.74	11.82	4.30	3.43

Segment sales:
Diabetes care	24,156	22,491	8,306	7,696
Biopharmaceuticals	8,814	8,394	2,940	2,808

Segment operating profit:
Diabetes care	5,145	4,334	1,963	1,487
Operating margin	21.3%	19.3%	23.6%	19.3%
Diabetes care (excl. AERx®)*	5,470	4,334	1,913	1,487
Operating margin (excl. AERx ® )*	22.6%	19.3%	23.0%	19.3%
Biopharmaceuticals	3,854	3,481	1,361	1,194
Operating margin	43.7%	41.5%	46.3%	42.5%

*) Excluding costs related to the discontinuation of AERx® and all other pulmonary diabetes projects.

Company Announcement no 68 / 2008	Page 17 of 21
Financial statement for the period 1 January 2008 to 30 September 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 4: Balance sheet

DKK million	30 Sep 2008	31 Dec 2007

ASSETS
Intangible assets	841	671
Property, plant and equipment	18,829	19,605
Investments in associated companies	192	500
Deferred income tax assets	1,774	2,522
Other financial assets	209	131
TOTAL LONG-TERM ASSETS	21,845	23,429

Inventories	9,239	9,020
Trade receivables	7,034	6,092
Tax receivables	337	319
Other receivables	1,740	1,493
Marketable securities and financial derivatives	1,651	2,555
Cash at bank and in hand	7,144	4,823
TOTAL CURRENT ASSETS	27,145	24,302

TOTAL ASSETS	48,990	47,731

EQUITY AND LIABILITIES

Share capital	634	647
Treasury shares	(23)	(26)
Retained earnings	31,941	30,661
Other comprehensive (loss) / income	(379)	900
TOTAL EQUITY	32,173	32,182

Long-term debt	974	961
Deferred income tax liabilities	2,225	2,346
Provision for pensions	440	362
Other provisions	862	1,239

Total long-term liabilities	4,501	4,908

Short-term debt and financial derivatives	805	405
Trade payables	1,519	1,947
Tax payables	1,265	929
Other liabilities	5,879	4,959
Other provisions	2,848	2,401

Total current liabilities	12,316	10,641

TOTAL LIABILITIES	16,817	15,549

TOTAL EQUITY AND LIABILITIES	48,990	47,731

Company Announcement no 68 / 2008	Page 18 of 21
Financial statement for the period 1 January 2008 to 30 September 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 5: Cash flow statement

DKK million	9M 2008	9M 2007

Net profit	7,315	7,545

Adjustment for non-cash items	4,783	3,157
Income taxes paid and net interest received	(1,169)	(1,492)

Cash flow before change in working capital	10,929	9,210

Net change in working capital	(1,270)	(1,721)

Cash flow from operating activities	9,659	7,489

Net investments in intangible assets and long-term financial assets	(245)	(126)
Capital expenditure for property, plant and equipment	(990)	(1,549)
Net change in marketable securities (maturity exceeding three months)	-	3
Received dividend	170	-

Net cash used in investing activities	(1,065)	(1,672)

Cash flow from financing activities	(6,172)	(4,746)

NET CASH FLOW	2,422	1,071

Unrealised gain/(loss) on exchange rates and marketable securities
included in cash and cash equivalents	(4)	(1)

Net change in cash and cash equivalents	2,418	1,070

Cash and cash equivalents at the beginning of the year	4,617	2,985

Cash and cash equivalents at the end of the period	7,035	4,055

Bonds with original term to maturity exceeding three months	1,483	994
Undrawn committed credit facilities	7,461	7,454

FINANCIAL RESOURCES AT THE END OF THE PERIOD	15,979	12,503

Cash flow from operating activities	9,659	7,489
+ Net cash used in investing activities	(1,065)	(1,672)
- Net change in marketable securities (maturity exceeding three months)	-	3
FREE CASH FLOW	8,594	5,814

Company Announcement no 68 / 2008	Page 19 of 21
Financial statement for the period 1 January 2008 to 30 September 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 6: Statement of changes in equity

				Other comprehensive income

					Deferred
				Exchange	gain/loss
				rate	on cash	Other
	Share	Treasury	Retained	adjust-	flow	adjust-
DKK million	capital	shares	earnings	ments	hedges	ments	Total

9M 2008
Balance at the beginning of the year	647	(26)	30,661	209	691	-	32,182
Exchange rate adjustment of investments in subsidiaries				(120)			(120)
Deferred (gain)/loss on cash flow hedges at the beginning of the year
recognised in the Income statement for the period					(533)		(533)
Changes of fair value on cash flow hedges during the period					(636)		(636)
Fair value adjustments on financial assets available for sale							-
Novo Nordisk share of equity recognised by associated companies						23	23
Other adjustments						(13)	(13)

Net income recognised directly in equity	-	-	-	(120)	(1,169)	10	(1,279)
Net profit for the period			7,315				7,315

Total income for the period	-	-	7,315	(120)	(1,169)	10	6,036
Share-based payment			119				119
Purchase of treasury shares		(11)	117				106
Sale of treasury shares		1	(3,476)				(3,475)
Reduction of the B share capital	(13)	13					-
Dividends			(2,795)				(2,795)

Balance at the end of the period	634	(23)	31,941	89	(478)	10	32,173

9M 2007
Balance at the beginning of the year	674	(39)	28,810	156	420	101	30,122
Exchange rate adjustment of investments in subsidiaries				24			24
Deferred (gain)/loss on cash flow hedges at the beginning of the year
recognised in the Income statement for the period					(420)		(420)
Deferred gain/(loss) on cash flow hedges at the end of the period					485		485
Other adjustments						30	30

Net income recognised directly in equity	-	-	-	24	65	30	119
Net profit for the period			7,545				7,545

Total income for the period	-	-	7,545	24	65	30	7,664
Share-based payment			104				104
Purchase of treasury shares		(9)	(2,708)				(2,717)
Sale of treasury shares		1	208				209
Reduction of the B share capital	(27)	27					-
Dividends			(2,221)				(2,221)

Balance at the end of the period	647	(20)	31,738	180	485	131	33,161

Company Announcement no 68 / 2008	Page 20 of 21
Financial statement for the period 1 January 2008 to 30 September 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 7: Assumptions for key currencies and operating profit sensitivity for 2008 and 2009

	YTD average exchange	YTD average exchange	Current exchange rates	Average exchange
	rates as of	rates as of	as of 29 October 2008	rates used
	30 September 2008	29 October 2008		for 2008 outlook

USD	491	497	583	512

JPY	4.63	4.72	6.01	4.95

GBP	955	954	936	951

CNY	70	71	85	74

CAD	483	482	463	479

	Annual impact in 2008 on operating	Annual impact in 2009 on operating
	profit of a 5% movement in currency	profit of a 5% movement in currency
	(DKK million)	(DKK million)

USD	470	530

JPY	140	150

GBP	75	80

CNY	65	80

CAD	35	40

Note: The currency sensitivity for 2008 and 2009 is based on the ‘Average exchange rates used for 2008 outlook’ listed above.

Company Announcement no 68 / 2008	Page 21 of 21
Financial statement for the period 1 January 2008 to 30 September 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 03, 2008	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer